UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 8, 2025, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that it has signed a Memorandum of Understanding with Universiti Malaya Medical Centre in Malaysia to explore the establishment of a multi-site, first-in-human Phase I clinical trial of the Company’s patented donor-derived gamma delta T cell product candidate. The proposed trial is intended for cancer patients who have exhausted standard treatment options and would evaluate the safety and efficacy of using gamma delta T cells obtained from healthy donors.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated December 8, 2025 titled: CytoMed Therapeutics Announces Novel First-In-Human Clinical Trial Collaborations with Renowned and Prestigious Hospital Partner to Advance Its Off-The-Shelf Donor-Derived Gamma Delta T Cells Allogeneic Technology to Treat Cancers in Malaysia

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: December 8, 2025	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman